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                     GUARANTEED MINIMUM INCOME BENEFIT RIDER

                    (MAXIMUM ANNIVERSARY VALUE BENEFIT BASE)

                           [INCOME ASSURER BENEFIT(SM)]

The Guaranteed Income Benefit Base is established for the sole purpose of determining the minimum annuity income benefit. It is neither available as a withdrawal value or death benefit nor used in the calculation of the withdrawal value or death benefit.

This rider is made part of the annuity contract to which it is attached. Except where this rider provides otherwise, it is subject to all of the conditions and limitations of the contract.

This rider requires participation in our asset allocation program. There is no additional charge to participate in this program. You may change your asset allocation model twice per contract year. Rider charges may vary by asset allocation model selection and will change if you change your asset allocation model to one for which the price is higher. We will restart the waiting period if you elect to change your asset allocation model to one that causes the rider charge to increase more than 0.20% whenever the remaining waiting period just prior to the change is less than three years. The rider charge and waiting period are described below.

Because this rider requires that your contract value be invested in one of the asset allocation model portfolios as long as the rider is in effect, AND YOU CANNOT TERMINATE THE RIDER DURING THE FIRST CONTRACT YEAR, NOR BETWEEN THE 30-DAY PERIOD AFTER THE FIRST RIDER ANNIVERSARY AND THE EXPIRATION OF THE WAITING PERIOD, if you later decide you do not want to participate in any of the asset allocation model portfolios during those time periods, you must terminate your contract by requesting a full withdrawal. Withdrawal charges and tax penalties may then apply. If you selected this Guaranteed Minimum Income Benefit Rider option at application, it will be indicated under Contract Data.

Any amounts payable or applied by us as described in the sections below will be based on the contract values as of the valuation date on or next following the annuitization date.

DEFINITIONS

GUARANTEED INCOME BENEFIT BASE

The Guaranteed Income Benefit Base is an amount we calculate as described in this rider. It establishes a floor amount, which when higher than the contract value, can result in a higher annuitization payment level. The Guaranteed Income Benefit Base, less any applicable premium tax, is the value that will be used to determine minimum annuity payments, if the rider is exercised. Any withdrawals will reduce the Guaranteed Income Benefit Base as described below under Proportionate Adjustments for Partial Withdrawals."

The Guaranteed Income Benefit Base does not guarantee investment performance and is not a contract value, withdrawal value or death benefit.

EXCLUDED PAYMENTS

These are purchase payments and purchase payment credits (if applicable) paid in the last five years before exercise of the benefit. We will exclude these from the calculation of the Guaranteed Income Benefit Base whenever they total $50,000 or more or if they are 25% or more of total purchase payments and purchase payment credits (if applicable) paid into the contract.

PROPORTIONATE ADJUSTMENTS FOR PARTIAL WITHDRAWALS

These are calculated for any benefit for each partial withdrawal under the contract as the product of (a) times (b) where:

(a) is the ratio of the amount of the partial withdrawal (including any withdrawal charges) to the contract value on the date of (but prior to) the partial withdrawal.

(b)   is the benefit on the date of (but prior to) the partial withdrawal.

This method is greater than a dollar for dollar reduction, and could potentially deplete the maximum benefit faster than a dollar for dollar reduction.

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WAITING PERIOD

This rider can only be exercised after the expiration of a ten year period. We will restart the waiting period if you elect to change your asset allocation model to one that causes the rider charge to increase more than 0.20% whenever the remaining waiting period just prior to the change is less than three years.

GUARANTEED MINIMUM INCOME BENEFIT

After the expiration of the Waiting Period, the rider guarantees a minimum amount of a fixed annuity lifetime income during annuitization or the option of variable annuity payments with a guaranteed minimum initial payment or a combination of the two options.

Fixed annuity payments under this rider will occur at the guaranteed annuity purchase rates in the fixed annuity payment table in the contract to which this rider is attached.

First year payments from the variable annuity payments option will be determined using the same factors as the fixed annuity payments option. Variable annuity payments in the second and later years are based on the initial payment and will be higher or lower than the initial payment if the investment performance of the subaccounts selected is greater or less than the assumed investment return of the variable payment option you selected.

EXERCISING THE RIDER

Rider exercise conditions are:

o You may only exercise this rider within 30 days after any contract anniversary following the expiration of the Waiting Period, and

o The annuitant on the retirement date must be between 50 to 86 years old, and

o You can only take an annuity payment in one of the following annuity payment plans:

      1)    Plan A -- Life Annuity-No Refund; or

      2)    Plan B -- Life Annuity with Ten Years Certain; or

      3)    Plan B -- Life Annuity with Twenty Years Certain; or

      4)    Plan D -- Joint and Last Survivor Life Annuity-No Refund; or

      5) Plan D -- Joint and Last Survivor Life Annuity with Twenty Years Certain; or

      6)    Plan E -- Twenty Years Certain.

If your contract value falls to zero as the result of adverse market performance or the deduction of fees and/or charges at any time, the contract and all its riders, including this rider, will terminate without value and no benefits will be paid on account of such termination. Exception: if you are still living, and the annuitant is between 50 and 86 years old, an amount equal to the Guaranteed Income Benefit Base will be paid to you under the annuity payout plan and frequency that you select, based upon the fixed or variable annuity payments described above. The Guaranteed Income Benefit Base will be calculated and annuitization will occur at the following times:

o If the contract value falls to zero during the Waiting Period, the Guaranteed Income Benefit Base will be calculated and annuitization will occur on the valuation date after the expiration of the Waiting Period, or when the annuitant attains age 50 if later.

o If the contract value falls to zero after the Waiting Period, the Guaranteed Income Benefit Base will be calculated and annuitization will occur immediately, or when the annuitant attains age 50 if later.

No further benefits will then be payable from this rider.

GUARANTEED INCOME BENEFIT BASE

If the rider is effective on the contract date, the Guaranteed Income Benefit Base is the greater of the following:

1.    the contract value; or

2. the total purchase payments made to the contract minus Proportionate Adjustments for Partial Withdrawals; or

3.    the Maximum Anniversary Value.

Whenever Excluded Payments are not reflected in the calculation of the Guaranteed Income Benefit Base, we will calculate the Guaranteed Income Benefit Base as the greatest of:

(a)   contract value less the "Value Adjusted Excluded Payments"; or

(b) total purchase payments and purchase payment credits (if applicable), less Excluded Payments, less Proportionate Adjustments for Partial Withdrawals; or

(c)   the Maximum Anniversary Value, less "Value Adjusted Excluded Payments".

"Value Adjusted Excluded Payments" are calculated as the sum of each excluded purchase payment and purchase payment credit (if applicable) multiplied by the ratio of the current contract value over the estimated contract value on the anniversary prior to such purchase payment and purchase payment credit

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(if applicable). The estimated contract value at such anniversary is calculated by assuming that payments, credits and partial withdrawals occurring in a contract year take place at the beginning of the year for that anniversary and every year after that to the current contract year.

If the rider is effective on a contract anniversary date, the Guaranteed Income Benefit Base is calculated using the contract value on that anniversary as the initial purchase payment. All purchase payments, purchase payment credits (if applicable), withdrawals and transfers made prior to that anniversary date are ignored.

THE MAXIMUM ANNIVERSARY VALUE

The Maximum Anniversary Value is zero prior to the first contract anniversary after the effective date of this rider.

On the first contract anniversary after the effective date of this rider, we set the Maximum Anniversary Value equal to the greater of:

1.    current contract value; or

2. total payments and purchase payment credits (if applicable) made to the contract minus Proportionate Adjustments for Partial Withdrawals.

Thereafter, we increase the Maximum Anniversary Value by any additional purchase payments and any applicable purchase payment credits and reduce the Maximum Anniversary Value by Proportionate Adjustments for Partial Withdrawals.

Additionally, on every subsequent contract anniversary prior to the earlier of your or the annuitant's 81st birthday, we compare the Maximum Anniversary Value to the current contract value and we reset the Maximum Anniversary Value to the higher amount.

CHARGES FOR THE RIDER

We deduct the fee for this rider once a year from your contract value on your contract anniversary. We pro-rate this fee among the subaccounts, and the fixed account (if applicable) in the same proportion your interest in each account bears to your total contract value.

However, any amount deducted from the fixed account will be limited to: (1) the amount of interest credited in excess of the guaranteed minimum interest rate shown under Contract Data; plus (2) any amounts allocated or transferred to the fixed account in that year.

The fee is calculated by multiplying the rider charge by the Guaranteed Income Benefit Base.

The rider charge associated with your initial asset allocation model selection is shown under Contract Data will never change unless you change your asset allocation model and the price for the new asset allocation model is higher. This rider charge is subject to the Maximum Rider charge shown under Contract Data.

If the contract is terminated for any reason or when annuity payments begin, we will deduct the fee from the proceeds at that time, adjusted for the number of calendar days coverage was in place during the contract year.

TERMINATING THE RIDER

Rider termination conditions are:

o You may terminate the rider within 30 days following the first anniversary, after the effective date of the rider.

o     You may terminate the rider any time after the expiration of the Waiting
      Period.

o The rider will terminate on the date you make a full withdrawal from the contract, or annuitization begins, or on the date that a death benefit is payable.

o The rider will terminate on the contract anniversary after the annuitant's 86th birthday.

This rider is effective as of the contract date of this contract unless a different date is shown here.

AMERICAN CENTURION LIFE ASSURANCE COMPANY

/s/ Thomas R. Moore

SECRETARY

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